                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                               MANOR CARE, INC.
      ------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                 564-054-10-4
                         ----------------------------
                                (CUSIP Number)

                       Patricia Bowditch  (301) 495-4400
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 29, 1996
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 564-054-10-4          13D                      Page 2 of 5

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       Stewart Bainum, Jr.
       S.S. #:  ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
       00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)   (  )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
 Owned by Each Reporting Person with:

     7     Sole Voting Power            186,442

     8     Shared Voting Power        5,347,497

     9     Sole Dispositive Power    10,019,453

     10    Shared Dispositive Power   5,347,497

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     15,366,950

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     24.25%

14   Type of Reporting Person

     IN

CUSIP No. 564-054-10-4          13D                      Page 3 of 5

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Manor Care, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identify and Background

          (a)  Name:
               Stewart Bainum, Jr.
          (b)  Business Address:
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (c)  Present Principal Employment:
               Chief Executive Officer:  Manor Care, Inc.
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (d)  Record of Convictions:
               During the last five years, Stewart Bainum, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Stewart Bainum, Jr. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D. 3,000,000 shares were acquired by a limited partnership in which the Reporting Person shares voting and dispositive control. The limited partnership received a capital contribution of the shares by another family member already subject to the reporting requirements of
          Schedule 13G. On February 1, 1997, the limited partnership made a capital distribution of 2,900,000 shares to the same partner who previously made the capital contribution.

          On December 31, 1996 a family real estate and investment corporation owning shares of the issuer was recapitalized in connection with such corporation's conversion to a Subchapter S tax status, resulting in an increase in the indirect ownership of the Reporting Person.

Item 4.   Purpose of Transaction

          Additional shares are attributed to the Reporting Person because the Reporting Person has voting and dispositive control over shares of the issuer owned by a family investment partnership. As the partnership receives additional shares as capital contributions from family members, the additional shares are considered beneficially owned by the Reporting Person.

          Further, a family real estate and investment corporation owning shares of the issuer was recapitalized on December 31, 1996 in connection with that corporation's conversion to a Subchapter S tax status. As a result, the voting structure of the family corporation changed (although the family corporation did not acquire any

CUSIP No. 564-054-10-4          13D                      Page 4 of 5

          additional issuer shares). The new voting structure results in the Reporting Person sharing voting and dispositive control of all the shares owned by the family corporation, thus increasing his beneficial interest reported herein.

          The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

          (a) Amount and percentage beneficially owned:
              Reporting Person: 15,366,950 shares, including 5,417,761 shares owned by Bainum Associates Limited Partnership ("Bainum Associates") and 4,415,250 shares owned by MC Investments Limited Partnership ("MC Investments"), in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty"), a real estate management and investment company in which Mr. Bainum, Jr. has shared voting authority; 1,779,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum, Jr. is managing general partner and has shared voting authority and 10,231 shares owned by the Foundation for Maryland's Future, in which Mr. Bainum, Jr. is the sole director. Also includes 174,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the date of this report, and 1,504 and 707 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan.

          (b) Number of shares as to which such person has:

              (i) Sole Voting Power               186,442

              (ii) Shared Voting Power          5,347,497

              (iii) Sole Dispositive Power     10,019,453

              (iv) Shared Dispositive Power     5,347,497

              Reporting Person may be deemed to share power to vote and dispose of shares (i) held by Mid Pines with siblings who are also general partners, and (ii) held by Realty with other family members who are shareholders of Realty.

          (c) A schedule of transactions effected in the last sixty days is as follows:

              On December 31, 1996, Mr. Bainum, Jr. became the beneficial owner of 3,567,869 shares owned by Realty Investment Company ("Realty") as a result of a capital restructuring of the voting shares of Realty. Realty has owned these shares for more than ten years. As a result of the restructuring, Mr. Bainum, Jr. has shared voting authority of Realty and as such is deemed the beneficial owner of all of the shares of the issuer held by Realty.

              On January 13, 1997, Mr. Bainum Jr. exercised options to acquire 375,000, 90,000 and 65,000 shares of stock of the issuer at an exercise price of $8.2573, $6.3829 and $5.9903, respectively. Mr. Bainum, Jr. delivered 83,785 shares to the

CUSIP No. 564-054-10-4          13D                      Page 5 of 5

              issuer in partial payment of the exercise price of the options. The issuer retained 142,424 of the shares issued upon exercise of the options to pay withholding taxes. The remainder of the shares issued upon exercise of the options were sold as follows:


                                  Number
                        Date      of Shares  Price/Shares
                        --------- ---------  ------------

                        1/16/97      90,200     $ 26.75
                        1/17/97      24,500     $ 26.75
                        1/21/97     159,000     $ 26.375
                        1/22/97      41,000     $ 26.375
                        1/23/97      61,176     $ 26.25
                        1/23/97      11,400     $ 26.375
                        1/23/97         300     $ 26.50


          On October 31, 1996 and January 1, 1997, Mr. Bainum, Jr. gifted 7,600 shares and 367 shares, respectively.

          (d) Ownership of more than five percent on behalf of Another Person:

              To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the reporting person's knowledge, other than Stewart and Jane Bainum, the reporting person's parents, and Bruce Bainum, Roberta Bainum and Barbara Bainum, the reporting person's siblings, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e) Ownership of Less than Five Percent:

              Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.   Material to be Filed as Exhibits

          None.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997


/s/ Stewart Bainum, Jr.
---------------------------------------------
Stewart Bainum, Jr.